

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Lucas Wang
Chief Executive Officer
Bit Origin Ltd.
375 Park Ave, Fl 1502
New York, NY 10152

   Re: Bit Origin Ltd.
    Amendment No. 3 to
    Registration Statement on Form F-3
    Filed March 1, 2023
    File No. 333-268501

Dear Lucas Wang:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-3

Miners, page 5

1. Refer to your response to prior comment 2. You disclose that you do not currently trade Bitcoin on any exchange or store Bitcoin on any trading platform but that you do trade Bitcoins for fiat currency as you note that "[i]f the Bitcoins price decreases when we trade the Bitcoins for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact[ed]." Please clarify how you trade Bitcoin for fiat currency and the policies related to when you do trade Bitcoin for fiat currency.

Prospectus Summary
Business Overview, page 5

2.   We note your response to comment 11 in our January 20, 2023 letter indicating that you had no exposure to recent bankruptcies and crypto market disruptions. In light of more recent events, including those related to Voyager Digital, Genesis, BlockFi, and Silvergate Capital, please tell us whether you have any material exposure and revise as appropriate. In addition, revise the fourth risk factor on page 22 to specify whether or not you have experienced any issues with banks or other financial institutions as discussed generally in the risk factor.

Mining Facilitates
Cheyenne, Wyoming, page 9

3.   Refer to your response to comment 3. Please expand your discussion of the partnership agreement so that investors understand the term of the agreement, any termination provisions, liquidation rights, liabilities and responsibilities pursuant to the partnership agreement.

     Please contact Sonia Bednarowski at 202-551-3666 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets